Filed by: International Paper Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Smurfit Kappa Group Plc

Subject Company Commission File No.: 333-178633

Date: March 26, 2018

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION. FOR FURTHER DETAILS OF THE SOURCES OF INFORMATION AND THE BASIS OF CALCULATION OF CERTAIN OF THE NUMBERS SET OUT IN THIS DOCUMENT, PLEASE REFER TO APPENDIX II (SOURCES AND BASES) OF THIS DOCUMENT.

THIS ANNOUNCEMENT IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.5 OF THE IRISH TAKEOVER PANEL ACT, 1997, TAKEOVER RULES 2013 (“IRISH TAKEOVER RULES”) AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE.

FOR IMMEDIATE RELEASE

26 March 2018

International Paper Company

Submission of Revised Proposal for Smurfit Kappa Group plc

Highlights

●	Revised Proposal of €25.25 in cash and 0.3028 new International Paper Shares

●	Equates to a 15 per cent. increase in cash component relative to Proposal announced on 6 March 2018

●	Represents a value of €39.71 per Smurfit Kappa share (based on International Paper’s undisturbed share price on 5 March 2018)

●	Values Smurfit Kappa at a material premium to both undisturbed and all time high share prices

●	Announcement being made following a series of attempts to engage with Smurfit Kappa

●	International Paper has identified at least $450 million run-rate pre-tax cost savings by end of fourth year

●	International Paper reiterates its commitment to remain disciplined and adhere to its stated financial objectives

●	International Paper is a global leader with a track record for successfully integrating acquisitions

●	Combination of two highly complementary businesses has compelling strategic and financial rationale

Revised Proposal

International Paper Company (“International Paper”) today announces that, following a series of attempts to engage with the board of directors of Smurfit Kappa Group plc (“Smurfit Kappa”) and with the benefit of a refined view of potential synergies, on 22 March 2018 it submitted a revised proposal to acquire the entire issued and to be issued share capital of Smurfit Kappa (the “Revised Proposal”). Under the terms of the Revised Proposal, Smurfit Kappa shareholders would be entitled to receive €25.25 in cash and 0.3028 new International Paper shares of common stock (the “International Paper Shares”) for each Smurfit Kappa ordinary share held by them.

The Revised Proposal was submitted to Smurfit Kappa’s Chairman on 22 March 2018 following a series of attempts to enter discussions. Earlier today the Revised Proposal was publicly rejected by Smurfit Kappa without any engagement. Notwithstanding the rejection, International Paper believes the Revised Proposal provides the best immediate and long term value for Smurfit Kappa shareholders. Accordingly, International Paper remains willing to move quickly and cooperatively to engage with Smurfit Kappa with a view to achieving a recommended transaction.

Based on International Paper’s closing share price of $58.94 as at 5 March 2018 and a €:$ exchange rate of €1:$1.2343, the Revised Proposal values each Smurfit Kappa ordinary share at €39.71. This represents a premium of approximately 38.7 per cent. to Smurfit Kappa’s undisturbed closing share price of €28.62 on 5 March 2018 (being the last business day prior to Smurfit Kappa’s announcement of the Proposal). Based on International Paper’s closing share price of $50.15 as at 23 March 2018 (being the last business day prior to the publication of this announcement) and a €:$ exchange rate of €1:$1.2356, the Revised Proposal values each Smurfit Kappa ordinary share at €37.54. This represents a premium of approximately 31.2 per cent. to Smurfit Kappa’s undisturbed closing share price of €28.62 on 5 March 2018.

In aggregate, based on International Paper’s closing share price on 5 March 2018, the Revised Proposal values Smurfit Kappa’s entire issued and to be issued share capital at approximately €9.5 billion and would provide Smurfit Kappa shareholders with a shareholding of approximately 15 per cent. in International Paper post-completion (calculated by reference to the number of International Paper Shares in issue as at 23 March 2018 and a €:$ exchange rate of €1:$1.2343).

International Paper hopes that the Revised Proposal will provide the basis for Smurfit Kappa to engage with International Paper and enter into discussions relating to a possible combination of the two companies. International Paper would like to work constructively toward a recommended transaction and is making this announcement as a means to encourage and further that process. International Paper remains ready to engage with Smurfit Kappa’s board of directors (the “Smurfit Kappa Board”) and shareholders to discuss both the merits of its Revised Proposal and the reasons why International Paper believes it provides the best near and long term value for Smurfit Kappa shareholders.

The terms of the Revised Proposal remain subject to the reservations set out in the section of this announcement entitled “Reservations” below.

Commenting on the proposed transaction, Mark Sutton, Chairman and CEO of International Paper, said

“We have approached Smurfit Kappa because we believe that there is a compelling strategic and financial logic for a combination. We view our Revised Proposal as attractive for both sets of shareholders. Smurfit Kappa shareholders will benefit from an attractive premium with a combination of cash up front and will have the opportunity to participate in the future value creation of the combined business. International Paper shareholders will benefit from the synergies of the combination and International Paper’s proven integration track record and disciplined financial approach.

We have admired Smurfit Kappa for many years as it has grown from a family business to an established public company. Our two companies share many common characteristics and beliefs. Together, we would be a premier global packaging company servicing the corrugated market.

We believe our Revised Proposal is responsive to the views of Smurfit Kappa shareholders and provides a sound basis upon which to secure a recommendation from Smurfit Kappa’s Board. We very much hope to have a constructive dialogue with Smurfit Kappa to help us to take this forward.”

Background: International Paper has made a series of attempts to engage with Smurfit Kappa

On 14 February 2018, International Paper approached Smurfit Kappa’s CEO and requested a meeting so that it could put forward a specific proposal to Smurfit Kappa. Prior to receiving the terms of any proposal, Smurfit Kappa’s CEO informed International Paper that it was his firm belief that it would not be in the interests of Smurfit Kappa’s people and shareholders to pursue discussions. Moreover, he stated that he had spoken to Smurfit Kappa’s Chairman and Board who shared this view. However, following further communication initiated by International Paper, Smurfit Kappa’s CEO and Chairman agreed to meet with International Paper on 23 February 2018. At the meeting International Paper delivered an indicative, non-binding proposal (the “Proposal”) and provided a written letter to be shared with the Smurfit Kappa Board.

On the evening of 5 March 2018, without any further interaction between the parties, the Proposal was unanimously rejected by the Smurfit Kappa Board. Notwithstanding Smurfit Kappa’s explicit request for confidentiality, on the morning of 6 March 2018, Smurfit Kappa publicly announced that it had unanimously rejected the Proposal, characterising it as “highly opportunistic”. International Paper was disappointed that Smurfit Kappa decided to make a public statement before exploring other possible courses of action. As Smurfit Kappa had not disclosed the terms of the Proposal in its announcement on 6 March 2018, International Paper considered it was in the interests of shareholders to announce details of the Proposal, including price, late on 6 March 2018.

On 12 March 2018, International Paper’s CEO and Chairman wrote to Smurfit Kappa’s Chairman, requesting a face to face meeting to explore how the two companies might reach agreement on a recommended transaction. However, on 14 March Smurfit Kappa responded that, on the basis of the Proposal delivered on 23 February, Smurfit Kappa’s Board did not see any merit in having further discussions.

Having refined its view of potential synergies (based on public information), on 22 March 2018 International Paper submitted the Revised Proposal to Smurfit Kappa, including a request to meet. Earlier today the Revised Proposal was publicly rejected by Smurfit Kappa without any engagement.

Revised Proposal values Smurfit Kappa at a material premium to all time high

International Paper is keen to reach agreement on the terms of a recommended transaction and, as noted above, is increasing the value of its possible offer. International Paper believes that the Revised Proposal provides Smurfit Kappa shareholders with the opportunity to lock in value for their holdings in the near term (via the Revised Proposal’s cash component) and also retain ongoing upside in the value creation of the transaction (via the Revised Proposal’s share component).

Based on International Paper’s closing share price of $58.94 as at 5 March 2018 and a €:$ exchange rate of €1:$1.2343, the Revised Proposal values each Smurfit Kappa ordinary share at €39.71. This represents a premium of approximately:

●	38.7 per cent. to Smurfit Kappa’s undisturbed closing share price of €28.62 on 5 March 2018 (being the last business day prior to Smurfit Kappa’s announcement of the Proposal);

●	41.8 per cent. to Smurfit Kappa’s closing share price of €28.00 on 13 February 2018 (being the last business day prior to International Paper’s initial approach to Smurfit Kappa); and

●	33.4 per cent. to Smurfit Kappa’s all-time high share price (prior to the announcement of the Proposal on 6 March 2018) of €29.76 on 20 February 2018.

Moreover, based on International Paper’s closing share price of $50.15 as at 23 March 2018 (being the last business day prior to the publication of this announcement) and a €:$ exchange rate of €1:$1.2356, the Revised Proposal currently values each Smurfit Kappa ordinary share at €37.54 and therefore represents a premium of 31.2 per cent. to Smurfit Kappa’s undisturbed closing share price of €28.62 on 5 March 2018.

International Paper notes the comments in Smurfit Kappa’s announcement dated 6 March 2018 that Smurfit Kappa believed the Proposal was “highly opportunistic”. Given that Smurfit Kappa announced record EBITDA on 7 February 2018 and recorded an all-time high share price (prior to the announcement of the Proposal on 6 March 2018) of €29.76 on 20 February 2018, International Paper does not agree with this characterisation. Indeed, by submitting the Proposal after the release of Smurfit Kappa’s Fourth Quarter and Full Year 2017 Results and Medium Term Outlook (‘MTO’), International Paper was able to take account of this information (and the market’s reaction to it) when making its approach.

International Paper also notes the comments in Smurfit Kappa’s announcement dated 7 March 2018 that Smurfit Kappa’s Board believed that the Proposal represented a valuation multiple significantly below recent comparable transactions. International Paper strongly disagrees with this assertion and continues to believe that both its Proposal and Revised Proposal are attractive when compared to a range of applicable sector precedents.

At least $450 million run-rate pre-tax cost savings identified with further revenue synergy potential

International Paper believes that the combination will generate significant synergies and create additional value for the combined group’s shareholders.

International Paper has compiled a detailed assessment of potential synergies based on its in-depth knowledge of the industry and markets, the knowledge of its own platform, publicly available data on Smurfit Kappa and International Paper’s accumulated experience in integrating prior acquisitions. International Paper notes that additional synergy opportunities may be identified if the Smurfit Kappa Board were to engage in discussions with International Paper.

Cost Synergies

International Paper expects that the combination will generate total run-rate pre-tax operating synergies (the “Cost Synergies”) of at least $450 million per annum by the end of the fourth year following completion (the “Merger Benefits Statement”).

The Cost Synergies are expected to be derived from three main sources:

●	Sourcing and supply chain savings – approximately 50 per cent. of the identified Cost Synergies are expected to be generated from:

○	Third party cost efficiencies resulting from combined scale economics and improved sourcing of key consumables (wood and recovered fiber amongst others);

○	Benefits from a more integrated board supply model; and

○	Cost savings through the optimisation of supply chain routes enabled by the transaction due to improved geographical coverage across the combined group.

●

Operational execution savings – approximately 30 per cent. of the identified Cost Synergies are expected to be generated from the application of systems and best practices across both companies’ operational footprints, production consolidation and manning optimisation to facilitate productivity gains, both in Europe and key Latin American geographies.

●

Sales general and administrative expenses (“SG&A”) / other corporate savings – approximately 20 per cent. of the identified Cost Synergies are expected to be generated from the reduction of duplicate costs across board level and executive leadership functions, regional office and sales force functions, and the removal of redundant public company costs / consolidation of the combined group’s corporate functions.

It is expected that the realisation of the quantified Cost Synergies will require estimated one-off cash costs of approximately $570 million over the next four years, the significant majority of which are anticipated to be incurred in the first three years after completion. The phasing will be assessed further and refined as part of the detailed integration planning exercise in due course.

Aside from the one-off costs referred to above, International Paper’s board of directors (the “International Paper Board”) does not expect any material dis-synergies to arise as a direct result of the transaction.

International Paper attaches great importance to the skills and experience of the managers and employees of Smurfit Kappa. International Paper will approach the integration of the combined group’s management team in an open and transparent manner and with a view to combining the best of both teams.

There are various material assumptions underlying the Merger Benefits Statement, which may result in the value of the Merger Benefits Statement being greater or less than anticipated. The Merger Benefits Statement should therefore be read in conjunction with the key assumptions underlying the statement, which are set out in Part A of Appendix I to this announcement.

The Merger Benefits Statement has been reported on under Rule 19.3(b)(ii) of the Irish Takeover Rules by Deloitte LLP, International Paper’s reporting accountants, and by Deutsche Bank AG, London Branch, International Paper’s financial adviser. Copies of their respective reports are included in Part B and Part C of Appendix I to this announcement. Each of Deloitte, LLP and Deutsche Bank AG, London Branch has given and not withdrawn its consent to the issue of this announcement with the inclusion therein of its report and the references to its name in the form and context in which they appear.

The Merger Benefits Statement is not, and should not be construed as, a profit forecast or interpreted to mean that the combined profits and/or earnings of International Paper and Smurfit Kappa in the first full year following the transaction, or in any subsequent period, would necessarily match or be greater than or less than those of International Paper and/or Smurfit Kappa for the relevant preceding financial period or any other period.

Revenue synergies

In addition, International Paper notes that significant further value may be realised through the delivery of revenue synergies that have not been quantified for reporting under the Irish Takeover Rules at this time. The International Paper Board believes such further value could be generated by:

●	The roll out of a Commercial Excellence programme across the combined group, using each company’s respective pre-existing commercial expertise;

•	The ability to better serve customers globally; and

•	Formulating more efficient sales and distribution mechanisms in certain markets, particularly in Europe.

The statements above relating to revenue synergies are not, and should not be construed as, a profit forecast or interpreted to mean that the combined profits and/or earnings of International Paper and Smurfit Kappa in the first full year following the transaction, or in any subsequent period, would necessarily match or be greater than or less than those of International Paper and/or Smurfit Kappa for the relevant preceding financial period or any other period.

The statements above relating to revenue synergies do not form part of the Merger Benefits Statement and have not been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules.

International Paper reiterates its commitment to remain disciplined adhere to its stated financial objectives

International Paper believes that the Revised Proposal is both financially compelling for Smurfit Kappa shareholders whilst also meeting International Paper’s clearly defined financial criteria. The Revised Proposal meets International Paper’s objectives for the combined company of:

•	Earnings per share accretion in the first full year;

•	Free cash flow enhancement in the first full year; and

•	Return on invested capital exceeding International Paper’s weighted average cost of capital by the third year

International Paper also confirms its commitment to a strong balance sheet and an investment grade credit rating. International Paper has an established track record of maintaining an investment grade balance sheet and demonstrating rapid deleveraging following large scale acquisitions. The acquisitions of Weyerhaeuser’s packaging business in 2008 and Temple-Inland in 2012 provide evidence of this. Although an acquisition of Smurfit Kappa would increase International Paper’s leverage in the short term, International Paper expects to rapidly de-lever post-completion. International Paper does not anticipate that the proposed transaction would impact its dividend policy or its investment grade credit rating.

The statements that the Revised Proposal meets International Paper’s objectives for the combined company of earnings per share accretion in the first full year, free cash flow enhancement in the first full year and return on invested capital exceeding International Paper’s weighted average cost of capital by the third year are not, nor should they be construed as, profit forecasts for the purposes of the Irish Takeover Rules and should not be interpreted to mean that profits and/or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. The statements are not, nor should they be construed as, estimates of the anticipated financial effects of the Revised Proposal, if completed, and accordingly have not been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules. No quantification for the level of accretion, free cash flow enhancement, return on invested capital or weighted average cost of capital has been provided by International Paper, nor has any base figure against which such accretion, free cash flow enhancement, return on invested capital or weighted average cost of capital may be determined been provided.

International Paper is a global leader with a track record for successfully integrating acquisitions

International Paper is global company headquartered in the Unites States. International Paper employs approximately 52,000 people in more than 24 countries to serve customers around the globe. International Paper’s vision is to be among the most successful, sustainable and responsible companies in the world.

International Paper is one of the world’s leading producers of fiber-based packaging, pulp and paper. International Paper creates packaging products that protect and promote goods, enable worldwide commerce and keep consumers safe; supporting its employees and the communities in which it operates, as well as protecting the environment by using all resources responsibly and efficiently, and ensuring that its businesses are safe, successful and sustainable for generations to come.

International Paper was named by Ethisphere magazine as one of the “World’s Most Ethical Companies 2018” for the twelfth-consecutive year and named by Fortune magazine as one of the “World’s Most Admired Companies 2018” for the fifteenth time.

The company has successfully completed a number of acquisitions in recent years and has been an active consolidator in the corrugated packaging sector. International Paper has a strong track record of successfully integrating these acquisitions and delivering synergies, most notably including the 2008 acquisition of Weyerhaeuser Packaging, the 2012 acquisition of Temple Inland Packaging and more recently the 2016 acquisition of Weyerhaeuser Cellulose Fibers.

International Paper’s shares are traded on the New York Stock Exchange and it is a member of a number of important indices including the S&P 500, S&P Global 1200 as well as Russell 1000 and 3000 indices.

Combination of two highly complementary businesses has compelling strategic rationale

International Paper has great respect for the heritage of Smurfit Kappa. Over the years, International Paper has followed the developments of Smurfit Kappa as it has transformed itself from a family company, to a public company, to a private equity controlled company and back to a widely held public company. Smurfit Kappa has been an acquirer of assets in Europe and the Americas and International Paper believes that Smurfit Kappa shares International Paper’s view of the benefits of optimising the integrated model. Indeed, International Paper also believes that both companies openly recognise the value that both M&A and industry consolidation can bring for all stakeholders.

A combination of International Paper and Smurfit Kappa would build a premier global corrugated packaging business and establish a platform for significant long-term value creation. The combined business would strengthen advantaged positions across Europe and the Americas and generate pro forma 2017 revenues of approximately US$31 billion. The compelling strategic logic for the combination rests on the key strengths that the combined business would benefit from, including:

•	Advantaged positions and complementary fit with access to key markets;

•	Global leadership in corrugated packaging with increased opportunities to optimise containerboard integration;

•	A global platform to accelerate growth in growing corrugated packaging markets while more effectively serving local and global customers;

•	Accelerating secular growth trends driven by e-commerce, consumer consumption and corrugated packaging as a sustainable solution;

•	World class innovation and commercial expertise coming together to deliver superior customer solutions; and

•	The combination of highly-capable teams with shared core values.

The combined business would be a well-positioned player in the European and the Americas corrugated markets, which represent approximately 70% of the global profit pool. International Paper and Smurfit Kappa have a highly complementary footprint in those key markets with a well invested asset base enjoying advantaged positions. In addition, both Europe and the Americas are benefiting from a robust macroeconomic backdrop, with real GDP expected to grow between ~2% in Europe and ~3% in the Americas over the coming years. The European corrugated packaging market, being the second largest market globally, has been consolidating but remains generally fragmented when compared to the North American market. The Latin American markets overall offer long-term profitable growth potential given the sizable and populous nature of the region combined with some of the strongest growth trends in the world.

The combined business would be a leading producer of 19 million tonnes of kraftliner and recycled containerboard in the Americas and Europe. The combined business would, as a result, be well positioned to capitalise on secular demand growth drivers in the industry and serve the growing markets driven by e-commerce and the need for sustainability. This is further enhanced by combining the full breadth of International Paper’s and Smurfit Kappa’s world-class innovation and commercial expertise. Indeed, in total, the combined business would have more than 1,000 design engineers and a vast global network of innovation and design centres committed to delivering superior customer solutions globally.

Furthermore, International Paper and Smurfit Kappa have shared core values in terms of safety, ethics and environmental stewardship. Both companies also share the same vision of addressing the needs of all stakeholders, including their customers and employees, in a sustainable and responsible fashion. These shared values and vision form the foundation for highly-capable teams within the combined global business and would enable the combined entity to deliver superior returns for all stakeholders in a collaborative manner.

Reservations

International Paper reserves the right to:

•	Introduce other forms of consideration and/or, subject to the consent of the Irish Takeover Panel, to vary the composition of the consideration referred to above;

•	Implement the transaction through or together with a subsidiary of International Paper or a company which will become a subsidiary of International Paper;

•	Announce an offer (including a cash offer and/or a share offer) for Smurfit Kappa on less favourable terms than those set out in the Revised Proposal:

o	With the agreement or recommendation of the Smurfit Kappa Board;

o	If a third party announces an offer or firm intention to make an offer for Smurfit Kappa on less favourable terms; or

o	Following the announcement by Smurfit Kappa of a whitewash transaction pursuant to the Irish Takeover Rules on less favourable terms; and/or

•

In the event that any dividend or other distribution is announced, declared, made or paid by Smurfit Kappa, reduce the cash and/or share component of its offer by the gross amount of such dividend or other distribution.

This announcement does not amount to a firm intention to make an offer for Smurfit Kappa under Rule 2.5 of the Irish Takeover Rules and, accordingly, there can be no certainty that any offer will be forthcoming. The Revised Proposal was made on an indicative and non-binding basis.

Enquiries:

International Paper
Media	+1 901 419 4333
Tom Ryan

Investor Relations
Guillermo Gutierrez	+1 901 419 1731
Michele Vargas	+1 901 419 7287

Deutsche Bank (Financial Adviser and Corporate Broker to International Paper)	+44 20 7545 8000
Richard Sheppard Chris Raff Charles Wilkinson (Corporate Broking)

Sard Verbinnen & Co (PR Adviser to International Paper)
David Reno Jon Aarons	+1 212 687 8080 +44 20 3178 8914

Powerscourt (PR Adviser to International Paper)
Rory Godson	+44 20 7324 0491

Rule 2.10 disclosure

In accordance with Rule 2.10 of the Irish Takeover Rules, International Paper announces that, as of the close of business on 23 March, 2018, it had in issue 414,093,576 International Paper Shares of par value $1.00 each. The International Securities Identification Number for the International Paper Shares is US4601461035.

International Paper confirms that, as of the close of business on 23 March, 2018, it had 6,218,454 contingent awards of common stock outstanding through its Performance Share Plan which, upon vesting, would entitle holders to receive up to a maximum of 6,218,454 International Paper Shares, assuming satisfaction of the applicable performance criteria at maximum performance. International Paper further confirms that, as of the close of business on 23 March, 2018, it had 175,200 awards of common stock outstanding through its Restricted Stock Award program which, upon vesting, entitle holders to receive up to a maximum of 175,200 International Paper Shares.

The Directors of International Paper accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the Directors of International Paper in respect of the information in this announcement relating to Smurfit Kappa, the Smurfit Kappa group, the Smurfit Kappa board and persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the Directors of International Paper to verify such information). To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in (as defined in the Irish Takeover Rules) 1% or more of any class of relevant securities of Smurfit Kappa or International Paper may have disclosure obligations under Rule 8.3 of the Irish Takeover Rules. Such disclosures should be publicly disclosed by no later than 3.30pm (Irish/UK time) in respect of the relevant securities of Smurfit Kappa and 3.30pm (New York time) in respect of the relevant securities of International Paper on the business day following the date of the relevant transaction. The requirement will continue until the offer period ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an interest in relevant securities of either Smurfit Kappa or International Paper, they will be deemed to be a single person for the purposes of Rule 8.3 of the Irish Takeover Rules. Under Rule 8.1 of the Irish Takeover Rules, all dealings in relevant securities of Smurfit Kappa by International Paper, or relevant securities of International Paper by Smurfit Kappa, or by any party acting in concert with either of them must also be disclosed by no later than 12 noon (Irish/UK time) in respect of the relevant securities of Smurfit Kappa and 12 noon (New York time) in respect of the relevant securities of International Paper on the business day following the date of the relevant transaction. Interests in securities arise, in summary, when a person has a long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an interest by virtue of the ownership or control of securities, or by virtue off any option in respect of, or derivative referenced to, securities. Terms used in this paragraph should be read in light of the meanings given to those terms in the Irish Takeover Rules. If you are in any doubt as to whether or not you are required to disclose dealings under Rule 8, please consult with the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel by telephone on +353 1 678 9020.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

The distribution of this announcement in jurisdictions outside Ireland may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and the Financial Conduct Authority (“FCA”). Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the FCA, are available on request or from www.db.com/en/content/eu_disclosures.htm. Deutsche Bank Securities Inc (“DBSI”) is acting as financial adviser and Deutsche Bank AG, acting through its London Branch (together with DBSI, “Deutsche Bank”), is acting as financial adviser and corporate broker to International Paper and no other person in connection with this announcement or any of its contents. Deutsche Bank will not be responsible to any person other than International Paper for providing any of the protections afforded to clients of Deutsche Bank, nor for providing any advice in relation to the acquisition or any other matter referred to herein. Neither Deutsche Bank nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Deutsche Bank in connection with this announcement, any statement contained herein or otherwise.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP and Arthur Cox are acting for International Paper as legal counsel in relation to the possible offer described in this announcement.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that profits or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Smurfit Kappa or International Paper as appropriate. No statement in this communication constitutes an asset valuation. Save for the Merger Benefits Statement, no statement in this communication constitutes an estimate of the anticipated financial effects of an acquisition of Smurfit Kappa, whether for Smurfit Kappa or International Paper.

Certain statements in this announcement may be considered forward-looking statements. Words such as “expects”, “anticipates”, “estimates” and similar expressions identify forward-looking statements. The forward-looking statements include, but are not limited to, information regarding the ability of International Paper to complete the transaction, the estimated and anticipated impact of the transaction on International Paper’s future results of operations (including earnings per share, free cash flow), return on investment, cost of capital, estimated synergies, credit ratings, costs, opportunity for growth, nature of the combined company, leverage ratios, and dividends. These statements reflect management’s current views and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ include but are not limited to: (i) the level of indebtedness and changes in interest rates; (ii) industry conditions, including but not limited to changes in the cost or availability of raw materials, energy and transportation costs, competition faced, cyclicality and changes in consumer preferences, demand and pricing for International Paper products; (iii) global economic conditions and political changes, including but not limited to the impairment of financial institutions, changes in currency exchange rates, credit ratings issued by recognised credit rating organisations, the amount of future pension funding obligation, changes in tax laws and pension and health care costs; (iv) unanticipated expenditures related to the cost of compliance with existing and new environmental and other governmental regulations and to actual or potential litigation; (v) whether International Paper experiences a material disruption at one of its manufacturing facilities; (vi) risks inherent in conducting business through joint ventures; (vii) ability to achieve the benefits expected from strategic acquisitions, divestitures and restructurings; (viii) the outcome of consultations with employees required by applicable law; and (ix) other factors that can be found in International Paper’s press releases and U.S. Securities and Exchange Commission (the “SEC”) filings. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in International Paper’s SEC filings. International Paper undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with a potential acquisition by International Paper of Smurfit Kappa that is carried out by way of a scheme of arrangement (“Scheme”), the new International Paper shares to be issued to Smurfit Kappa shareholders under the terms of the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933 or under the securities laws of any state, district or other jurisdiction of the United States. It is expected that the new International Paper shares would be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section

3(a)(10) thereof. Nothing in this presentation should be construed as meaning that the potential acquisition will be carried out by a scheme of arrangement, or at all.

In the event that a Scheme does not qualify (or International Paper otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the U.S. Securities Act of 1933, International Paper would expect to register the offer and sale of the securities it would issue to Smurfit Kappa’s shareholders by filing with the SEC a registration statement on Form S-4 (the “Registration Statement”), which would contain the Prospectus, as well as other relevant materials (the “Tender Offer Documents”). No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that International Paper may file with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT INTERNATIONAL PAPER OR SMURFIT KAPPA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED ACQUISITION.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. International Paper does not accept any responsibility for any violation by any person of any such restrictions. The Tender Offer Documents and other documents referred to above, if filed or furnished by International Paper with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to International Paper, 6400 Poplar Ave Memphis, TN 38197, United States.

Publication on a website

In accordance with Rule 19.9 of the Irish Takeover Rules, a copy of this announcement will be published on the International Paper website (http://investor.internationalpaper.com/investor-relations/Smurfit-Kappa-Proposal) by no later than 12 noon on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

International Paper will provide a pre-recorded webcast and presentation via its website site at http://www.internationalpaper.com. All interested parties are invited to listen to the webcast and view the slide presentation, by clicking on the Performance tab, going to the “Smurfit Kappa Proposal” page (at http://investor.internationalpaper.com/investor-relations/Smurfit-Kappa-Proposal) and agreeing to the disclaimer.

Appendix I

MERGER BENEFITS STATEMENT AND ASSOCIATED REPORTS

Part A

The “Cost Synergies” section of this announcement contains a statement of the estimated synergy benefits of the transaction in the following terms:

“International Paper expects that the combination will generate total run-rate pre-tax operating synergies (the “Cost Synergies”) of at least $450 million per annum by the end of the fourth year following completion (the “Merger Benefits Statement”)”

The Cost Synergies are expected to be derived from three main sources:

•	Sourcing and supply chain savings – approximately 50 per cent. of the identified Cost Synergies are expected to be generated from:

o	Third party cost efficiencies resulting from combined scale economics and improved sourcing of key consumables (wood and recovered fiber amongst others);

o	Benefits from a more integrated board supply model; and

o	Cost savings through the optimisation of supply chain routes enabled by the transaction due to improved geographical coverage across the combined group.

•

Operational execution savings – approximately 30 per cent. of the identified Cost Synergies are expected to be generated from the application of systems and best practices across both companies’ operational footprints, production consolidation and manning optimisation to facilitate productivity gains, both in Europe and key Latin American geographies.

•

Sales general and administrative expenses (“SG&A”) / other corporate savings – approximately 20 per cent. of the identified Cost Synergies are expected to be generated from the reduction of duplicate costs across board level and executive leadership functions, regional office and sales force functions, and the removal of redundant public company costs / consolidation of the combined group’s corporate functions.

It is expected that the realisation of the quantified Cost Synergies will require estimated one-off cash costs of approximately $570 million over the next four years, the significant majority of which are anticipated to be incurred in the first three years after completion. The phasing will be assessed further and refined as part of the detailed integration planning exercise in due course.

Aside from the one-off costs referred to above, the International Paper Board does not expect any material dis-synergies to arise as a direct result of the transaction.

Bases of Belief for the Merger Benefits Statement

The bases of belief (including sources of information and assumptions made) that support the Merger Benefits Statement are set forth in the following paragraphs. The Merger Benefits Statement has been reported on in accordance with Rule 19.3(b) of the Irish Takeover Rules.

In preparing the Merger Benefits Statement, International Paper has performed a detailed analysis based on publically available sources of information. In circumstances where data has been limited for commercial or other reasons, International Paper has made estimates and assumptions to aid the development of individual synergy initiatives.

The assessment and quantification of the potential synergies has been informed by International Paper management’s deep industry and customer expertise, as well as its track record of driving incremental shareholder value from past acquisitions and its experience from the integration of Weyerhaeuser Containerboard, Temple Inland Packaging and more recently Weyerhaeuser Cellulose Fibers.

The cost bases for Smurfit Kappa and International Paper used as the basis for the Merger Benefits Statement are those contained in Smurfit Kappa’s Fourth Quarter and Full Year 2017 Results published on 7 February 2018 (with additional reference to Smurfit Kappa’s 2015 and 2016 Annual Report and Accounts) and International Paper’s 2017 Management Accounts, respectively. International Paper has also referred to other public sources of information including Smurfit Kappa’s presentations, Smurfit Kappa’s website, analyst research, third party data sources and other public information.

As set out in more detail above, expected sources of the estimated run rate pre-tax operating synergies set out in the Merger Benefits Statement will include:

•	Sourcing and supply chain savings;

•	Operational execution savings; and

•	Sales general and administrative expenses (“SG&A”) / other corporate savings.

In arriving at the estimate of run rate pre-tax operating synergies set out in the Merger Benefits Statement, the International Paper Board made the following operational assumptions:

•

That Smurfit Kappa’s operations, processes and procedures are comparable to those of International Paper’s related operations, processes and procedures; except where publicly available information clearly indicates otherwise;

•

The achievement of International Paper’s operational benchmarks, taken across the International Paper organisation, in Smurfit Kappa’s businesses and markets, will be in line with past International Paper experience of acquisitions;

•	Smurfit Kappa will itself bring operational practices that can be applied, where applicable, to International Paper’s existing operations;

•	The ability to generate third party cost efficiencies from economies of scale will be in line with past International Paper experience; and

•	The quantum and nature of one-off implementation costs will be similar to those costs incurred in past experience within International Paper.

The majority of the cost synergies are anticipated to be driven by actions that are within the influence of the International Paper Board.

The International Paper Board has also assumed that International Paper will own 100% of the issued and to be issued share capital of Smurfit Kappa on completion of the transaction.

The International Paper Board has, in addition, made the following assumptions when preparing the Merger Benefits Statement, all of which are outside the influence of the International Paper Board:

•	There will be no material impact on the underlying operations of either company or their ability to continue to conduct their businesses;

•

There will be no material change to macroeconomic, political or legal conditions in the markets or regions in which International Paper and Smurfit Kappa operate that materially impact on the implementation of or costs to achieve the proposed cost savings;

•	There will be no material change in current foreign exchange rates; and

•

There will be no change in tax legislation or tax rates or other legislation or regulation in the countries in which International Paper and Smurfit Kappa operate that could materially impact the ability to achieve any benefits.

There remains an inherent risk in relying on the Merger Benefits Statement. Neither the Merger Benefits Statement, nor any other synergy statement in this announcement, should be construed as a profit forecast or interpreted to mean that the combined profits and/or earnings of International Paper and Smurfit Kappa in the first full year following the transaction, or in any subsequent period, would necessarily match or be greater than or less than those of International Paper and/or Smurfit Kappa for the relevant preceding financial period or any other period.

Reports

As required under Rule 19.3(b)(ii) of the Irish Takeover Rules, Deloitte LLP, as reporting accountants to International Paper, and Deutsche Bank AG, London Branch, as financial adviser to International Paper, have provided the reports required under that Rule. Copies of their respective reports are set out in Part B and Part C of this Appendix. Each of Deloitte LLP and Deutsche Bank AG, London Branch has given and not withdrawn its consent to the issue of this announcement with the inclusion therein of its report and its name in the form and context in which they appear.

Notes:

1.

The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.

Due to the size of the transaction, there may be additional changes to the combined group’s operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.

Part B

Report of Deloitte LLP pursuant to Rule 19.3(b)(ii) of the Irish Takeover Rules

The Board of Directors

on behalf of International Paper

6400 Poplar Ave

Memphis, TN

38197

United States of America

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London

EC2N 2DB

United Kingdom

26 March 2018

Dear Sirs

POSSIBLE OFFER FOR SMURFIT KAPPA GROUP PLC (the “Target”) BY INTERNATIONAL PAPER COMPANY (the “Offeror”)

We report on the statement made by the directors of the Offeror (the “Directors”) of estimated synergy benefits set out in Part A of Appendix I to the announcement (the “Announcement”) issued by the Offeror (the “Merger Benefits Statement”) to the effect that:

“International Paper expects that the combination will generate total run-rate pre-tax operating synergies (the “Cost Synergies”) of at least $450 million per annum by the end of the fourth year following completion”

The Merger Benefits Statement has been made in the context of the disclosures within Part A setting out, inter alia, the basis of the Directors’ belief (including the sources of information and assumptions made) supporting the Merger Benefits Statement and their analysis and explanation of the constituent elements.

This report is required by Rule 19.3(b)(ii) of the Irish Takeover Panel Act, 1997 Takeover Rules, 2013 (as amended) (the “Takeover Rules”) and is given for the purpose of complying with the Takeover Rules and for no other purpose.

Responsibilities

It is the responsibility of the Directors to prepare the Merger Benefits Statement in accordance with Rule 19.3(b) of the Takeover Rules.

It is our responsibility to form our opinion, as required by Rule 19.3(b)(ii) of the Takeover Rules, as to whether the Merger Benefits Statement has been made with due care and consideration and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is addressed and for any responsibility arising under Rule 19.3(b)(ii) of the Takeover Rules to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any other responsibility to any person for any loss suffered by any such person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 19.3(b)(ii) of the Takeover Rules, consenting to its inclusion in the Announcement.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by the Institute of Chartered Accountants in Ireland.

Our work included considering whether the Merger Benefits Statement has been accurately computed based upon the disclosed bases of belief (including the assumptions). Whilst the bases of belief (and the assumptions made) upon which the Merger Benefits Statement is based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the bases of belief (or the assumptions made) adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Merger Benefits Statement have not been disclosed or if any basis of belief (or assumption made) made by the Directors appears to us to be unrealistic. Our work did not involve any independent examination of any of the financial or other information underlying the Merger Benefits Statement.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Merger Benefits Statement has been made with due care and consideration.

Since the Merger Benefits Statement (and the assumptions on which it is based) relates to the future, the actual synergy benefits achieved are likely to be different from those anticipated in the Merger Benefits Statement and the differences may be material. Accordingly, we can express no opinion as to the achievability of the synergy benefits identified by the Directors in the Merger Benefits Statement.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom and Ireland, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We have not consented to the inclusion of this report and our opinion (or a summary thereof) in any registration statement filed with the SEC under the US Securities Act of 1933 (as amended) (either directly or by incorporation by reference) or in any offering document enabling an offering of securities in the United States (whether under Rule 144A or otherwise). We therefore accept no responsibility to, and deny any liability to, any person using this report and opinion in connection with any offering of securities inside the United States of America or who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

Opinion

In our opinion, based on the foregoing, the Directors have made the Merger Benefits Statement, in the form and context in which it is made, with due care and consideration.

Yours faithfully

Deloitte LLP

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom affiliate of Deloitte NWE LLP, a member firm of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”). DTTL and each of its member firms are legally separate and independent entities. DTTL and Deloitte NWE LLP do not provide services to clients. Please see www.deloitte.com/about to learn more about our global network of member firms.

Part C

Report of Deutsche Bank AG, London Branch pursuant to Rule 19.3(b)(ii) of the Irish Takeover Rules

The Directors

International Paper Company

6420 Poplar Avenue

Memphis, TN 38197

• 26 March 2018

Dear Ladies and Gentlemen,

Possible offer for Smurfit Kappa Group plc (“Smurfit Kappa”) by International Paper Company (“International Paper”)

We refer to the statement, the bases of preparation thereof and the notes thereto (together, the “Statement”) made by International Paper set out in this announcement dated 26 March 2018, for which the directors of International Paper (the “Directors”) are solely responsible to the effect that:

“International Paper expects that the combination will generate total run-rate pre-tax operating synergies (the “Cost Synergies”) of at least $450 million per annum by the end of the fourth year following completion”

We have discussed the Statement (including the assumptions, bases of calculation and sources of information referred to therein), with the Directors and those officers and employees of International Paper who have developed the underlying assessment as well as with Deloitte LLP.

The Statement is subject to uncertainty and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by International Paper, or otherwise discussed with us, and we have assumed such accuracy and completeness for the purposes of providing this letter. In giving the confirmation set out in this letter, we have also reviewed the work carried out by Deloitte LLP and have discussed with them the opinion and conclusions contained in their report dated 26 March 2018 addressed to you and us in this matter.

We do not express any opinion as to the achievability of the estimated quantified synergies identified by the Directors in the Statement.

This letter is provided to you pursuant to our engagement letter with International Paper solely in connection with Rule 19.3(b)(ii) of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”) and for no other purpose. We accept no responsibility to Smurfit Kappa or its or International Paper’s shareholders or any person other than the Directors in respect of the contents of this letter.

We are acting exclusively as financial advisers to International Paper and no one else in connection with the possible offer for Smurfit Kappa by International Paper and it was for the purpose of complying with Rule 19.3(b)(ii) of the Irish Takeover Rules that Deutsche Bank AG, London Branch were requested to prepare this report on the Statement. No person other than the Directors of International Paper can rely on the contents of this letter and to the fullest extent permitted by law, we exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its contents or the work undertaken in connection with this letter or any of the results that can be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed, except to the extent that such liability cannot be excluded by law.

On the basis of the foregoing, we consider that the Statement, for which the Directors are solely responsible, has been made with due care and consideration in the form and context in which it is made.

Yours faithfully,

Deutsche Bank AG, London Branch	18.

Appendix II

SOURCES AND BASES

The relevant sources of information and bases of calculation are provided below in the order in which such information appears in this document. Where such information is repeated in this document, the underlying sources and bases are not repeated.

(i)

The statement that the Revised Proposal represents a value of €39.71 for each Smurfit Kappa ordinary share as of 5 March 2018 (being the last business day prior to Smurfit Kappa’s announcement of the Proposal) is based on:

a.	Entitlement to €25.25 in cash and 0.3028 new International Paper Shares for each Smurfit Kappa ordinary share;

b.	International Paper’s closing share price of $58.94 as at 5 March 2018; and

c.	€:$ exchange rate of €1:$1.2343 as at UK market close on 5 March 2018 as quoted by Bloomberg.

(ii)

The statement that the Revised Proposal represents a value of €37.54 for each Smurfit Kappa ordinary share as of 23 March 2018 (being the last business day prior to the publication of this announcement) is based on:

a.	Entitlement to €25.25 in cash and 0.3028 new International Paper Shares for each Smurfit Kappa ordinary share;

b.	International Paper’s closing share price of $50.15 as at 23 March 2018; and

c.	€:$ exchange rate of €1:$1.2356 as at UK market close on 23 March 2018 as quoted by Bloomberg.

(iii)	The value of Smurfit Kappa’s issued and to be issued share capital is based on:

a.

Implied International Paper offer value of €39.71 per ordinary share comprised of €25.25 in cash and 0.3028 new International Paper Shares. Based on the closing price of an International Paper Share on 5 March 2018 (being the last business day prior to the publication of this announcement) of $58.94 and a €:$ exchange rate of €1 = $1.2343;

b.	237,177,809 Smurfit Kappa ordinary shares in issue (as disclosed pursuant to Rule 2.10 in Smurfit Kappa’s announcement dated 6 March 2018); and

c.

The impact of dilutive securities amounting to 1,840,571 Smurfit Kappa shares, constituting: (i) 525,260 convertible shares (which may be converted into ordinary shares in Smurfit Kappa) in issue in Smurfit Kappa and (ii) a maximum number of 1,315,311 ordinary shares issuable, in certain circumstances, pursuant to the vesting of share awards under the Smurfit Kappa Group 2011 Deferred Annual Bonus Plan (as disclosed pursuant to Rule 2.10 in Smurfit Kappa’s announcement dated 6 March 2018).

(iv)

The information regarding pro forma revenues for International Paper and Smurfit Kappa as a combined group is based on International Paper net sales of $21,743m, extracted from International Paper’s Fourth Quarter and Full Year 2017 Earnings Release published on 1 February 2018; and Smurfit Kappa revenue of €8,562m, extracted from Smurfit Kappa’s Fourth Quarter and Full Year 2017 Results published on 7 February 2018 (converted at a €:$ exchange rate of €1 = $1.1300, the average exchange rate for 2017, sourced from Bloomberg). This statement is not, nor should it be construed as, a profit forecast for any period and should not be interpreted to mean that profits and/or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. Pro forma values are illustrative only and any references to pro forma revenues should not be treated as a target or profit forecast.

(v)

The bases of belief (including sources of information and assumptions made) that support the Merger Benefits Statement are set out in Part A of Appendix I to this announcement. The Merger Benefits Statement has been reported on under Rule 19.3(b)(ii) of the Irish Takeover Rules by Deloitte LLP, International Paper’s reporting accountants, and by Deutsche Bank AG, London Branch, International Paper’s financial adviser. Copies of their respective reports are included in Part B and Part C of Appendix I to this announcement.

(vi)

The statement that the Revised Proposal meets International Paper’s objectives for the combined company of earnings per share accretion in the first full year is not, nor should it be construed as, a profit forecast for the purposes of the Irish Takeover Rules and should not be interpreted to mean that profits and/or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. This statement is not, nor should it be construed as, an estimate of the anticipated financial effects of the Revised Proposal, if completed, and accordingly has not been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules. No quantification of the level of accretion has been provided by International Paper, nor has any base figure against which accretion may be determined been provided.

(vii)

The statement that the Revised Proposal meets International Paper’s objectives for the combined company of free cash flow enhancement in the first full year is not, nor should it be construed as, a profit forecast for the purposes of the Irish Takeover Rules and should not be interpreted to mean that profits and/or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. This statement is not, nor should it be construed as, an estimate of the anticipated financial effects of the Revised Proposal, if completed, and accordingly has not been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules. No quantification of the level of free cash flow enhancement has been provided by International Paper, nor has any base figure against which free cash flow enhancement may be determined been provided.

(viii)

The statement that the Revised Proposal meets International Paper’s objectives for the combined company of return on invested capital exceeding International Paper’s weighted average cost of capital by the third year is not, nor should it be construed as, a profit forecast for the purposes of the Irish Takeover Rules and should not be interpreted to mean that profits and/or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. This statement is not, nor should it be construed as, an estimate of the anticipated financial effects of the Revised Proposal, if completed, and accordingly has not been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules. No quantification of the return on invested capital and/or weighted average cost of capital has been provided by International Paper, nor has any base figure against which the return on invested capital and/or weighted average cost of capital may be determined been provided.

(ix)	The statement that the European and Americas corrugated markets represent approximately 70% of the global profit pool is based on:

a.

Apparent consumption of containerboard which was extracted from the following reports: RISI Latin America Pulp and Paper Forecast – 5 Year (12 September 2017), RISI Asian Paper Packaging Forecast – 5 Year (18 August 2017), RISI North American Paper Packaging Forecast – 5 Year (11 August 2017), RISI European Paper Packaging

Forecast – 5 Year (25 August 2017) and World Containerboard Forecast (7 November 2017). Apparent consumption adjusted for imports and exports; and

b.

Proxies for EBITDA margins derived from the publicly available filings of and sources relating to the peer companies identified below and then applied to internal regional assumptions on box pricing (with the exception of China, where RISI pricing for containerboard was used as a proxy for box pricing).

i. In China, an average EBITDA margin was derived from: 9 Dragons’ Full Company EBITDA margin extracted from FactSet for Year End June 2017 (21.7%); Lee & Man’s Full Company EBITDA margin extracted from FactSet for Year End December 2017 (24.8%).

ii. In North America, an average EBITDA margin was derived from: International Paper’s Fourth Quarter and Full Year 2017 Results, published on 1 February 2018 using North America Industrial Packaging Trailing Twelve Months (TTM) margin (21.5%); PCA’s Fourth Quarter 2017 Results press release, published on 30 January 2018, PCA’s Third Quarter 2017 Results press release, published on 25 October 2017, PCA’s Second Quarter 2017 Results press release, published on 26 July 2017 and PCA’s First Quarter 2017 Results press release, published on 26 April 2017 using the Packaging segment’s TTM EBITDA margin before special items (adjusted for 80% corporate items) (22.6%); Westrock’s First Quarter 2018 Earnings Presentation, published on 29 January 2018, Westrock’s Fourth Quarter 2017 Earnings Presentation, published on 2 November 2017, Westrock’s Third Quarter 2017 Earnings Presentation, published on 3 August 2017, Westrock’s Second Quarter 2017 Earnings Presentation, published on 26 April 2017 using the North American Corrugated Packaging segment’s TTM EBITDA margin before special items (18.9%).

iii. In Latin America, EBITDA margin was derived from Klabin’s 2017 Annual Financial Statements, published on 31 January 2018; page 74 “Consolidated Information about Operating Segments” for Paper; adding back depreciation and amortization to operating results before finance costs (27.0%).

iv. In Western Europe, EBITDA margin was derived from Smurfit Kappa’s Full Year 2017 Results presentation page 5, published on 7 February 2018, using 2017 EBITDA margin for Europe (14.9%).

v. In Eastern Europe, an average EBITDA margin was derived from: DS Smith’s 2017/18 Half Year Results page 9, published on 7 December 2017, Central Europe and Italy segment’s return on sales for half year ended on 31 October 2017 (9.0%); Mondi Group Full Year 2017 Results press announcement published on 2 March 2018; underlying Paper Packaging EBITDA on page 3 (27.4%).

c.	This combination of sources and analysis provides the basis for the estimate of global corrugated packaging profitability.

d.

Europe is Eurozone and includes Western Europe and Eastern Europe (which includes Central, Eastern and Southeastern Europe and Russia). Americas includes North America and Latin America. Rest of World includes China, Africa and India.

(x)	The statement that real GDP is expected to grow between ~2% in Europe and ~3% in the Americas over the coming years is based on real GDP growth estimates obtained from Oxford Economics

Assumptions (31 January 2018). Americas consists of average estimates among North America and Latin America. North America: US, Canada and Mexico; Latin America: Argentina, Brazil, Chile, Colombia, Dominican Republic and El Salvador. Europe is the Eurozone.

(xi)	The statement that the combined business would be a leading producer of 19 million tonnes of kraftliner and recycled containerboard in the Americas and Europe is based on a pro forma combination of:

a.	Smurfit Kappa’s production as disclosed in Smurfit Kappa’s 2016 Annual Report (pages 22-23 for Europe and Americas, respectively); and

b.

International Paper’s internal capacity information disclosed in International Paper’s 2016 Annual Report (Appendix II, A-4). Note that Europe includes a mill in Morocco and a start-up mill in Madrid, Spain.